Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	17309L-216647
Date	April 11, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention:        Sonia Bednarowski

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.
Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A
Filed: April 10, 2013
SEC File No.: 001-32449

We are providing this letter in our capacity as Canadian counsel to Vitran Corporation Inc. (“Vitran” or the “Company”). Further to our letter of even date, we take this opportunity to clarify that:

•	The regulations (the “Regulations”) under the Business Corporations Act (Ontario) (the “Act”), and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

¡	require plurality voting in respect of the election of directors of the Company, meaning that, as a matter of applicable law, the form of proxy provided to shareholders of the Company with respect to the election of directors cannot provide a means for shareholders to register an “against” vote;

¡	require plurality voting in respect of the appointment of the Company’s auditor and the remuneration of the auditor, meaning that, as a matter of applicable law, the form of proxy provided to shareholders of the Company with respect to the appointment and remuneration of the auditor cannot provide a means for shareholders to register an “against” vote;

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April 11, 2013 Page 2

•	However, in accordance with the Company Manual of the Toronto Stock Exchange (to which the Company is subject), the Company has adopted a majority voting policy that applies with respect to the election of directors, pursuant to which any vote withheld in respect of an individual board nominee is, in effect, considered as an “against” vote and counted as part of the total votes cast; and

•	The Company has not adopted a majority voting policy with respect to the appointment or remuneration of its auditor. We are not aware of any Canadian public companies that have done so.

In the result, under the Act and NI 51-102, Vitran is required to solicit proxies in connection with the election of directors and the appointment of auditors by providing a form of proxy that complies with the plurality voting standards imposed under such regulations. We understand that the Securities and Exchange Commission is concerned that the provisions in the Company’s form of proxy relating to the election of directors and the appointment of the auditor – to the extent that they reflect such plurality voting standards – do not comply with Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

As you are aware, the Company’s preliminary proxy statement contains the following disclosure under the heading “Election of Directors”:

Majority Voting Policy

On March 18, 2013, the Board of Directors adopted a majority voting policy, which requires that any nominee for director who receives a greater number of votes withheld than for his or her election shall tender his or her resignation to the Chair of the Board of Directors following the Company’s meeting of shareholders. This policy applies only to uncontested elections, meaning elections where the total number of nominees for director is equal to the number of directors to be elected. The Nominating and Governance Committee and the Board of Directors shall consider the resignation and whether or not it should be accepted. Resignations shall be expected to be accepted except in situations where extenuating circumstances would warrant the applicable director to continue to serve as a Board member. The Board of Directors shall disclose its decision, via press release, within 90 days of the applicable meeting. If a resignation is accepted, the Board of Directors may appoint a new director to fill any vacancy created by such resignation. A copy of the majority voting policy is available on the Company’s website at www.vitran.com.

The Company’s majority voting policy for director elections, which as noted in the preliminary proxy statement is available on the Company’s website, provides in material part as follows:

In an uncontested election of directors of the Corporation, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “Majority Withheld Vote”) shall promptly tender his or her resignation to the Chair of the board of directors of the Corporation (the “Board”) following the Corporation’s annual meeting. In this policy, an “uncontested election” shall mean an election where the total number of nominees for director shall be equal to the number of directors to be elected.

April 11, 2013 Page 3

The Nominating and Governance Committee of the Board shall consider the resignation offer and shall recommend to the Board whether or not to accept it. The Nominating and Governance Committee shall be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director to continue to serve on the Board. In considering whether or not to accept the resignation, the Nominating and Governance Committee will consider all factors deemed relevant by members of such Committee including, without limitation, the stated reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered, such director’s contributions to the Corporation and the Corporation’s Code of Conduct.

The Board shall act on the Nominating and Governance Committee’s recommendation within 90 days following the applicable annual meeting. In considering the Nominating and Governance Committee’s recommendation, the Board will consider the factors considered by that Committee and such additional information and factors that the Board considers to be relevant. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for rejecting the resignation offer, if applicable. If a resignation is accepted, the Board may, in accordance with the provisions of the Business Corporations Act (Ontario), appoint a new director to fill any vacancy created by such resignation or reduce the size of the Board.

Accordingly, the Company proposes to add the following disclosure to Proposal No. 1 in its form of proxy, immediately after the heading “Election of Directors”:

A “WITHHOLD” VOTE MAY BE CONSIDERED TO BE AN “AGAINST” VOTE ON THE APPLICATION OF THE COMPANY’S MAJORITY VOTING POLICY. SEE “ELECTION OF DIRECTORS – MAJORITY VOTING POLICY” IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

April 11, 2013 Page 4

We attach for your reference the full text of the amended proxy form (which also reflects the proposed amendment to Proposal No. 5 referred to in our previous letter of even date). If acceptable to Staff, the Company proposes to reflect the foregoing amendment to Proposal No. 1 of the proxy form in the definitive proxy materials on Schedule 14A.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Attention:	Fayaz Suleman
CFO, Vitran Corporation Inc.

Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number	COMMON

Form of Proxy – Annual General and Special Meeting to be held on May 15, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated in the space provided (see reverse), it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR all of the resolutions set forth in this proxy (see reverse).

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 p.m., Toronto time, on May 13, 2013.

Appointment of Proxyholder

I/We being holder(s) of common shares of Vitran Corporation Inc. (the “Company”) hereby appoint: William S. Deluce, the Interim President and Chief Executive Officer of the Company, or failing this person, Richard D. McGraw, a director of the Company

OR	Print the name of the person or company you are appointing if this person or company is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of VITRAN CORPORATION INC. to be held at the offices of the Company, 185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5 on May 15, 2013 at 4:30 p.m., Eastern Standard Time, and at any adjournment thereof.

1. Election of Directors

A “WITHOLD” VOTE MAY BE CONSIDERED TO BE AN “AGAINST” VOTE ON THE APPLICATION OF THE COMPANY’S MAJORITY VOTING POLICY. SEE “ELECTION OF DIRECTORS – MAJORITY VOTING POLICY” IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

	For	Withhold		For	Withhold
01. Richard D. McGraw	☐	☐	02. William S. Deluce	☐	☐

03. John R. Gossling	☐	☐	04. Georges L. Hébert	☐	☐

05. David S. McClimon	☐	☐

		For	Withhold
2. Appointment of Auditors
Appointment of KPMG LLP as Auditors of the Company and authorizing the directors of the Company to fix their remuneration.		☐	☐

	For	Against	Abstain
3. Advisory Vote on Compensation of Named Executive Officers
Advisory resolution to approve the compensation of the named executive officers as disclosed in the accompanying Management Information Circular.	☐	☐	☐

	For	Against	Abstain
4. Amended and Restated Stock Option Plan
Approval of the Company’s amended and restated option plan as described in the accompanying Management Information Circular.	☐	☐	☐

	For	Against	Abstain
5. Resolution Approving By-Law No. 8, other than Sections 4.16 (Resolution 6) and 10.5 (Resolution 7)
Approval of a resolution confirming By-Law No. 8 (other than the elimination of the ‘casting’ vote in favour of the Chair of the meeting of the board of directors and the adoption of advance notice provisions with respect to the nomination of directors, which are the subjects of resolutions 6 and 7, respectively) as the new general by-law of the Company, which new general by-law effects changes to the previous by-laws that are primarily ministerial in nature.	☐	☐	☐

	For	Against	Abstain
6. Resolution Approving Section 4.16 of By-Law No. 8, which eliminates the Chair’s casting vote
Approval of a resolution confirming Section 4.16 of By-Law No. 8, which effects a change to the previous by-laws of the Company to eliminate the second or ‘casting’ vote in favour of the Chair of the meeting of the board of directors of the Company if there is a tie in the votes cast by directors at such meeting.	☐	☐	☐

	For	Against	Abstain
7. Resolution Approving Section 10.5 of By-Law No. 8, which provides for the adoption of advance notice provisions
Approval of a resolution confirming Section 10.5 of By-Law No. 8, which effects a change to the previous by-laws of the Company to provide for advance notice provisions with respect to the nomination of directors.	☐	☐	☐

Each of resolutions 5, 6 and 7 is mutually conditioned upon the approval of all three resolutions as set forth in the accompanying Management Information Circular.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and related Management’s Discussion and Analysis by mail	☐	Annual Report – Mark this box if you would like to receive the Annual Report and related Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.